FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1           Translation of letter to the National Securities Commission dated April 26, 2013

TRANLATION

Autonomous City of Buenos Aires, April 26, 2013

To the
National Securities Commission
25 de Mayo 175
Autonomous City of Buenos Aires

Ref.: Information pursuant to Articles 2 and 3, Chpater XXI of the Regulations of the National Securities Commission

Dear Sirs:

The purpose of this letter is to comply with the requirements of Articles 2 and 3 of Chapter XXI of the Regulations of the National Securities Commission.

To that end, please be advised that YPF S.A. (“YPF” or the “Company”) has been served notice of a complaint filed by the Monroe County Employees’ Retirement System (“Monroe County”) on February 5, 2013 in the United States District Court for the Southern District of New York, in the United States of America, Case No. 13 CV 00842 (the “Complaint”), against YPF, Repsol YPF, S.A. (“Repsol”) and certain other defendants.

               As reported in the last update of the Prospectus for the Global Medium-Term Debt Securities Issuance Program sent to the National Securities Commission and the Buenos Aires Stock Exchange, the Complaint asserts claims individually and on behalf of all others similarly situated for damages arising from Repsol’s public offering of certain YPF American Depositary Shares in March 2011.  The claims are based on an alleged failure to inform the market, and consequently the purchaser parties in such transactions, as of the date set forth above, regarding the potential risk of expropriation of YPF, and on the corresponding alleged effect on the value of the shares.

Without prejudice to the detailed legal analysis of the Complaint that YPF will perform in the course of its defense, the Company categorically rejects the allegations set forth therein.  The Company considers the Complaint completely inadmissible and will vigorously defend its interests and those of its shareholders.

Yours faithfully,

Gabriel Abalos
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: April 26, 2013	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer